C21 Completes Restructured Pure Green Acquisition

VANCOUVER, February 28, 2020 - C21 Investments Inc. ("C21 Investments", "C21" or the "Company") (CSE: CXXI and OTCQB: CXXIF) is pleased to announce that it has completed the restructuring of the purchase of Megawood Enterprises Inc ("Pure Green") (see C21 news releases dated November 1, 2018 and January 25, 2019).

The final payment regarding this acquisition has been restructured to include a cash payment of US$130,000 and the issuance of 95,849 common shares of the Company at a deemed price of C$0.6225/share.

Pure Green is one of Oregon's original licensed cannabis retailers and was founded by Matt and Meghan Walstatter, who have been public policy advocates for legalized cannabis for the past two decades.  The dispensary is located in the Hollywood District, on Portland's "Green Mile," and in a building that once housed Portland's first post-prohibition liquor store.

About C21 Investments

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada , additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:

Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)

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